                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-72602


                                   PROSPECTUS

                               ORGANOGENESIS INC.

                        2,793,056 Shares of Common Stock

   This prospectus relates to the resale from time to time of up to 2,793,056 shares of our common stock by the selling stockholders described in the section entitled "Selling Stockholders" beginning on page 16 of this prospectus.

   For information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" beginning on page 18 of this prospectus.

   Our common stock is listed on the American Stock Exchange under the symbol "ORG." The last reported sale price for our common stock on the American Stock Exchange on February 7, 2002 was $1.51 per share.

   Investing in our common stock involves a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 5 of this prospectus before deciding to invest in our common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is February 8, 2002.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1
OUR BUSINESS...............................................................   1
THE OFFERING...............................................................   4
RISK FACTORS...............................................................   5
USE OF PROCEEDS............................................................  16
SELLING STOCKHOLDERS.......................................................  16
PLAN OF DISTRIBUTION.......................................................  18
LEGAL MATTERS..............................................................  20
EXPERTS....................................................................  20
WHERE YOU CAN FIND MORE INFORMATION........................................  20
INCORPORATION OF INFORMATION BY REFERENCE..................................  21

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                               PROSPECTUS SUMMARY

   This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

                                  OUR BUSINESS

   Organogenesis Inc., a tissue engineering company, designs, develops and manufactures medical products containing living cells and/or natural connective tissue. We were the first tissue engineering company to develop, manufacture and gain FDA approval of a mass-produced product containing living human cells. Our product and research portfolio includes living tissue replacements, collagen matrix products, a cell-based organ assist device and other tissue-engineered products. Our lead product, Apligraf living skin substitute, is FDA approved and marketed for use in the treatment of diabetic foot ulcers and venous leg ulcers. Novartis Pharma AG has the exclusive global marketing rights to Apligraf. Our FortaFlex product line currently consists of a tissue support product called FortaPerm, a tissue repair product called FortaGen and a wound dressing product called PuraPly. We commenced the commercialization of FortaPerm in October 2001 and of FortaGen in January 2002. We expect the commercialization of PuraPly to commence in the first quarter of 2002.

   We were organized as a Delaware corporation in 1985. Our principal offices are located at 150 Dan Road, Canton, Massachusetts 02021. Our telephone number is (781) 575-0775 and our fax number is (781) 575-0440. Our website address is www.organogenesis.com. Information contained in our website is not intended to be a part of this prospectus.

Products and Programs

   We are utilizing our expertise in living cells and connective tissue in our product development. Our products include Apligraf, FortaPerm, FortaGen and PuraPly. In addition to these products, our major programs include a living dermal replacement product candidate called Vitrix, a coronary vascular graft product candidate, a liver assist device product candidate and a cosmetic product candidate called Revitix Regenerative Skin Complex.

 On the Market--Apligraf

   Apligraf was the first mass-produced product containing living human cells to gain FDA marketing approval. Apligraf contains living human skin cells, keratinocytes and fibroblasts, organized in an epidermal and dermal layer. Apligraf is available to physicians on demand and does not require hospitalization for use.

   Novartis has exclusive global marketing rights to Apligraf. In 2001, we amended our license and supply agreement with Novartis to significantly increase the payments we receive for Apligraf units and to provide funding support for facility investments and clinical development activities. We obtained FDA marketing approval for the use of Apligraf in the treatment of venous leg ulcers in 1998. In June 2000, we obtained approval in the United States for the use of Apligraf in the treatment of diabetic foot ulcers. Novartis currently markets Apligraf in select international markets. In April 2001, Novartis submitted Apligraf for marketing approval across the European Union through the European Medical Evaluation Agency, or EMEA. With our concurrence, Novartis withdrew its application for marketing approval in November 2001 to give us time to complete the portion of our manufacturing facility that would be used to produce Apligraf and to meet other European regulatory requirements. Novartis has agreed with us to use commercially reasonable efforts to resubmit its application for regulatory approval as soon as reasonably practical, but we cannot be certain when this will occur, if at all. There can be no assurance that we will obtain EMEA approval for Apligraf on a timely basis, if at all.

 Current and Potential Markets for Apligraf

   Diabetic foot ulcers: We have obtained FDA approval for the use of Apligraf in the treatment of healing-resistant diabetic foot ulcers. Foot ulcers, which are a common complication of diabetes, are a leading cause of hospitalization among diabetics and can lead to life-threatening infections and amputation if not properly treated. In the United States, diabetic foot ulcers afflict up to 800,000 people and result in over 80,000 amputations per year. The treatment of diabetic foot ulcers and the expenses of diabetes-related amputations are estimated to cost the U.S. healthcare system over $1 billion per year.

   Venous leg ulcers: We have also obtained FDA approval for the use of Apligraf in the treatment of healing-resistant venous leg ulcers, which are chronic wounds caused by poor blood circulation. Poor blood circulation causes fluid to pool in the legs, a condition known as edema, and skin begins to break down. Novartis currently markets Apligraf for this use in the United States. Venous leg ulcers can often take six months or longer to heal. In the United States, venous leg ulcers afflict approximately 500,000 people. We believe that venous leg ulcers will become more prevalent as the population ages.

   Pressure ulcers: Pressure ulcers are a common condition for bedridden patients in hospitals and nursing homes that result from constant pressure on a specific area of the body, inhibiting proper blood flow through the area. Standard care for pressure ulcers is removal of nonviable tissue, frequent changes of bandages and removal of pressure on the ulcer by repositioning the patient. We currently have a pilot trial underway to assess the use of Apligraf in the treatment of pressure ulcers.

   Skin surgery wounds: The need exists to improve the quality of healing and to reduce scarring following skin surgery. We currently have a pivotal trial underway to assess the ability of Apligraf to reduce scarring following skin cancer surgery. We expect to complete this trial and submit an application to the FDA for marketing approval in the second half of 2002.

   Other potential markets: As a skin substitute, Apligraf has a number of additional potential uses in other acute and chronic skin wounds. Data have been published on the use of Apligraf in severe burns, as well as in epidermolysis bullosa, an infrequent genetic skin disorder whose victims are often children.

   Reimbursement

   In the summer of 2000, the Centers for Medicare & Medicaid Services, or CMS, which was formerly known as the Health Care Financing Agency, placed Apligraf on the Outpatient Prospective Payment System list. This qualified the product for reimbursement by Medicare when applied in the hospital outpatient setting, such as hospital-affiliated wound care clinics. In February 2001, the CMS classified Apligraf as a biologic for reimbursement purposes when used in a doctor's office. Apligraf is currently reimbursed by Medicare in the hospital, hospital outpatient and physician's office settings in all 50 states.

 FortaFlex-Based Products

   We have developed a line of products called FortaFlex using our acellular, collagen-based technology platform, that achieves a strong sheet of highly purified collagen. We have optimized our FortaFlex-based products for the strength and tissue interaction requirements of specific applications.

   FortaPerm: We have used our FortaFlex technology to develop a tissue support product called FortaPerm. In June 2001, the FDA granted 510(k) marketing clearance for FortaPerm for broad use in soft tissue reinforcement applications. A 501(k) filing demonstrates that a medical device is as safe and effective as other devices that are legally marketed for the same purpose or procedure. Initial target applications for FortaPerm include the treatment of vaginal prolapse, urinary incontinence and various reconstructive and aesthetic plastic surgery procedures. Each year in the United States there are approximately 350,000 uro-gynecological procedures and 200,000 plastic surgery procedures for which FortaPerm is targeted. We began commercializing FortaPerm in October 2001.

   FortaGen: We have used our FortaFlex technology to develop a tissue repair product called FortaGen. In August 2001, the FDA granted 510(k) marketing clearance for FortaGen for broad use in soft tissue reinforcement applications. Initial target applications for FortaGen include complex/recurrent hernias, ostomy reinforcement and muscle flap donor sites. Each year in the United States there are approximately 250,000 procedures to treat complex/recurrent hernias, 150,000 ostomy reinforcement procedures and 20,000 muscle flap donor site procedures for which FortaGen is targeted. We began commercializing FortaGen in January 2002.

   PuraPly: We have used our FortaFlex technology to develop a wound dressing product called PuraPly. In June 2001, the FDA granted 510(k) marketing clearance for PuraPly for use as a wound dressing in the management of acute and chronic, partial and full-thickness wounds. We have entered into a collaboration agreement with Royce Medical Company that grants Royce the right to market PuraPly to the U.S. non-hospital market. We expect the commercialization of PuraPly to begin during the first quarter of 2002.

   Collaboration with Biomet, Inc.: In August 2001, we entered into a collaboration agreement with Biomet, Inc. that grants Biomet the worldwide exclusive right to distribute, market and sell FortaFlex-based orthopedic and periodontal products in exchange for royalties based on net sales. Additionally, Biomet agreed to provide us with funding for further product development. The initial development project of this collaboration, which will be funded by Biomet, is a tendon repair product for applications such as rotator cuff repair.

 Revitix

   We are developing Revitix, a topical skin preparation to accelerate the rejuvenation of damaged skin for use following laser resurfacing and chemical peel procedures. We expect Revitix to be classified as a cosmetic by the FDA and therefore not required to receive pre-marketing approval. The proprietary topical formulation of Revitix includes a complex array of cytokines and growth factors that we obtain in large quantities during the manufacturing of Apligraf. Revitix provides a more complete array of growth factors than those produced by dermal fibroblasts or epidermal keratinocytes alone, which helps to speed the healing process of skin. Initially, we plan to market Revitix to cosmetic and dermatologic surgeons. We expect to launch Revitix in the first half of 2002.

 Living Dermal Replacement Product Candidates

   In some deep tissue wounds, the dermal layer of the skin is too badly damaged for the body to initiate healing on its own. Dermal tissue, once lost, is not readily regenerated and without this foundational layer, the living cell structure and growth factors necessary for successful healing are absent. Currently, in cases where a foundation layer is needed, cadaveric or synthetic tissue may be used.

   Our lead living dermal replacement product candidate is called Vitrix. Vitrix is a single layer product containing living human dermal cells, or fibroblasts, and dermal structural protein, or collagen. Because Vitrix is a single dermal layer, it can be folded upon itself and inserted into deep wounds. This allows us to provide a product that can fill as much volume as necessary for a wound without having to manufacture products with different thicknesses or sizes. Additionally, Vitrix contains living human dermal cells, which have been found to contribute to the formation of new dermal tissue through the secretion of growth factors and the presence of a structural base that can initiate the growth process of a patient's native dermal skin layer. Potential applications for Vitrix include deep diabetic foot ulcers and deep pressure sores, such as those extending through skin to underlying bone, ligament or tendon. We initiated a pilot trial with Vitrix in deep diabetic foot ulcers in the third quarter of 2001. An amendment to our license and supply agreement with Novartis in 2001 granted Novartis the right to purchase an exclusive option to negotiate terms to license Vitrix, as well as a second living dermal replacement product candidate currently in research.

 Coronary Vascular Graft Product Candidate

   Coronary artery bypass grafting is a surgical procedure performed to channel blood around blockages in coronary arteries to improve blood flow to the heart. Currently, the primary material used for these grafts is vein harvested from the patient's leg. Coronary artery bypass grafting procedures typically require several grafts since coronary patients generally have multiple blockages. For this reason, some patients do not have enough veins available to perform the necessary grafts. Additionally, the use of a patient's veins adds to the surgical complexity of the procedure, increases the cost of these procedures and increases the risk of post-surgery complications.

   We are developing a collagen-based off-the-shelf coronary vascular graft that would reduce the need to use a patient's vein for grafting material in coronary artery bypass graft procedures. Our vascular graft is an acellular product and utilizes the proprietary collagen purification process developed for our acellular platform. This technology has been combined with additional proprietary collagen technology unique to our vascular graft product candidate to form an advanced biomaterial that acts as a scaffold for the formation of living tissue while avoiding clotting. Our vascular graft is being designed to provide the necessary mechanical and hemodynamic, or blood flow, properties at implantation and then to remodel into a living vessel in the body through in-growth of the patient's cells. In small animal trials, our vascular graft performed the critical function of maintaining blood flow and then converted into living tissue over time. Additionally, the now-living graft was found to constrict and dilate in response to stimulus. We intend to begin using the coronary vascular graft in large animal studies by the second quarter of 2002.

 Liver Assist Device

   Each year in the United States, approximately 300,000 people are hospitalized for liver disease and over 25,000 people die from acute liver failure. We are developing a liver assist device that will serve as a "bridge to transplant" to keep a patient alive until a donor liver becomes available. This device could also potentially be used in some situations as an alternative to transplantation, keeping a patient alive for the few weeks needed for his or her own liver to regenerate. This could be beneficial as liver transplantation is risky, invasive and expensive and typically requires lifelong immunosuppressant drug therapy.

   FortaFlex, FortaPerm, FortaGen, PuraPly, Revitix and Vitrix are trademarks of Organogenesis Inc. Apligraf(R) is a registered trademark of Novartis Pharma AG. Other trademarks and tradenames appearing in this prospectus are the property of their holders.

                                  THE OFFERING

Common stock offered by the selling
stockholders............................... 2,793,056 shares

Use of proceeds............................ We will not receive any proceeds from the sale of shares of our common stock by the
                                            selling stockholders. Upon any exercise of
                                            the warrants, however, we will receive the
                                            exercise price of the warrants, which is
                                            $8.55 per share or approximately $530,177 in
                                            the aggregate.

American Stock Exchange symbol............. "ORG"

                                  RISK FACTORS

   You should consider carefully the risks and uncertainties described below before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

                   Risks Relating to Our Company and Business

We have a history of losses, we expect to continue to incur losses and our future profitability is uncertain.

   We have incurred significant operating losses in funding the research, development, testing and marketing of our products in every year of our existence. We incurred net losses of $14,031,000 for the year ended December 31, 1998, $28,350,000 for the year ended December 31, 1999, $28,605,000 for the year ended December 31, 2000 and $22,561,000 for the nine months ended September 30, 2001. The extent of future losses and the time required to achieve profitability are highly uncertain, and we may never achieve a profitable level of operations or, even if we achieve profitability, we may not be able to sustain it on an ongoing basis.

We will need to raise additional funds by the end of the first quarter of 2002, but may be unable to raise funds, in which case we would have to curtail or discontinue our activities.

   We will seek to raise approximately $15 million from the sale of equity securities that have not been registered under the Securities Act of 1933; such securities may not be sold in the United States absent registration or an exemption from registration. Based upon our current forecasts, we believe that proceeds from proposed equity financings of approximately $15 million together with our existing cash, cash equivalents and credit line and product and other revenues, will be sufficient to finance operations through at least the next twelve months. This projection is based on assumptions regarding our operating cash requirements and revenues from sales of Apligraf and other products, any of which could prove to be incorrect. We are currently seeking additional funding but our research, development, manufacturing and other activities may require that we raise substantial additional funds. We may not be able to obtain the proposed $15 million in new financing or any additional funding on terms favorable to us or our stockholders, if at all. Equity financings would dilute your ownership in us.

   Factors that may increase our cash requirements above our forecasts or require us to raise more funds than anticipated include:

  . failure to achieve sales volume forecasts;

  . delays in obtaining regulatory approvals of products in different countries, if needed, and subsequent timing of product launches;

  . delays in commercial acceptance and reimbursement when product launches occur;

  . changes in the progress of research and development programs or initiation of new programs;

  . changes in the resources devoted to outside research collaborations or projects, self-funded projects, proprietary manufacturing methods and advanced technologies; and

  . acceleration of the convertible subordinated promissory note that we issued to Novartis in October 2001, which could occur if we default on our obligations under the note.

Although we have a contractual put option to sell an additional $10 million of our securities to Novartis, we must satisfy a number of conditions in order to exercise that option. If we do not satisfy these conditions, and if Novartis is unwilling to waive any unsatisfied conditions, we will be unable to sell additional securities to Novartis pursuant to the put option. In addition, the closing would occur no sooner than 90 days after we send a notice of exercise to Novartis. If adequate funds are not available to us when needed, we will be required to delay, scale back or eliminate our research and development programs or license to third parties products or technologies that we would otherwise undertake to develop ourselves and otherwise substantially reduce our level of operations. The failure to have adequate liquidity could result in our receiving a "going concern" opinion from our auditors.

If Novartis and our other current collaborative partners, and any future collaborative partners, do not perform their obligations to us or if they terminate their collaboration agreements with us, it will impair our ability to commercialize our products.

   We have limited experience in sales, marketing and distribution. For this reason, we have developed long-term strategic relationships with parties that have marketing and sales forces with technical expertise and distribution capability necessary to commercialize our products. We entered into a license and supply agreement with Novartis pursuant to which we granted to Novartis exclusive, worldwide marketing rights for our lead product, Apligraf. We have also entered into collaboration agreements with Biomet, Inc. for the development and marketing of orthopedic and periodontal applications of our FortaFlex technology and with Royce Medical Company for the sale of our PuraPly product in non-hospital settings.

   Our revenues will depend substantially upon the efforts of Novartis, which may or may not be successful in marketing and selling Apligraf. We cannot control the amount and timing of resources that Novartis may devote to marketing and selling Apligraf or its ability or willingness to continue its investment in such activities. Our license and supply agreement with Novartis will terminate when Novartis no longer has any payment obligations to us under the agreement. The payment obligations under the agreement terminate with respect to a particular country upon the later of (1) the expiration of the patent rights related to Apligraf in that country, or (2) ten years after the first commercial sale in that country following governmental marketing approval or clearance in that country. Payment obligations with respect to sales of Apligraf in the United States would thus terminate no earlier than 2013. The license and supply agreement may be terminated sooner for various reasons, including:

  . if either party commits a material breach of the terms of the agreement;

  . if either party becomes insolvent or files for bankruptcy;

  . if Novartis discontinues the development of Apligraf including for reasons of safety or efficacy; or

  . if a competitor of Novartis acquires substantially all of our assets or 40% or more of our voting stock.

For any number of reasons, we may not be able to maintain a successful long-term strategic relationship with Novartis. If Novartis does not perform its obligations as expected or if Novartis has a strategic shift in its business focus, it would be difficult for us to continue to expand sales of or successfully commercialize Apligraf. Our failure to achieve broad use of Apligraf in the market would hurt our ability to generate revenues and any future profits.

   To the extent that we are unable to maintain our relationship with Novartis, we may need to reach agreement with another partner or may require more capital and resources to undertake a commercialization program for Apligraf at our own expense. In addition, we could encounter significant delays in introducing Apligraf into target markets or find that the commercialization of Apligraf in those markets is adversely affected by the absence of a strategic relationship with a pharmaceutical company.

   In addition, we are currently discussing an amendment to the license and supply agreement and related agreements with Novartis that could, if we reach an agreement, provide for, among other things, an option to purchase our Apligraf-related assets in the event we are in a voluntary or involuntary bankruptcy proceeding, or in a similar financial condition. Although we agreed to use our good faith, best efforts to negotiate with Novartis, we are under no obligation, however, to reach any agreement with Novartis for an amendment to the license and supply agreement and related agreements.

We produce Apligraf at a single location and, if we were unable to utilize this facility, we would not be able to manufacture and sell Apligraf for approximately two years.

   We produce Apligraf at a single manufacturing facility located in Canton, Massachusetts. Damage to our manufacturing facility due to fire, contamination, natural disaster, power loss, unauthorized entry or other events could cause us to cease the manufacturing of Apligraf. If our manufacturing facility were destroyed, it would take approximately two years to rebuild and qualify another viable manufacturing facility, and we would not be able to sell Apligraf during the intervening period. In addition, if our manufacturing facility fails to comply with FDA and other regulatory requirements, we will be required to suspend the manufacturing of Apligraf.

If we cannot increase our manufacturing capacity for larger-scale production, we will not be able to earn substantial revenues from the sale of Apligraf.

   We have been producing Apligraf for commercial sale since the second half of 1997. However, as the demand for Apligraf increases, we must further transition from small-scale to full-scale production of our products. If we do not make the full-scale transition successfully, we will not be able to satisfy the demand for our products and our results of operations will be hurt.

Because the manufacturing process for Apligraf is complicated and time-consuming, we may experience problems that would limit our ability to manufacture and sell Apligraf which would negatively impact our results of operations.

   As with any manufactured product, problems can occur during our production processes for Apligraf. These problems can result in increased product scrap, which can reduce our operating margins. These problems could also require us to delay Apligraf shipments, recall previously shipped product or be unable to supply Apligraf for a period of time, all of which could negatively impact our results of operations. We have on occasion instituted product recalls, which were not material. Contamination or defects could result in a material recall in the future, which could adversely affect our results of operations.

Our markets are competitive and our competitors could develop more effective products.

   We are engaged in the rapidly evolving and competitive field of tissue engineering for the treatment of skin wounds and other medical needs. Our competitors include tissue engineering companies, xenotransplant companies, wound care divisions of major pharmaceutical companies and other pharmaceutical, biotechnology and medical products companies using traditional technologies to develop products for wound care. Three of our competitors are Ortec International, Inc., Advanced Tissue Sciences, Inc. and Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson. Some of our competitors have much greater resources, research and development staffs and facilities, experience in conducting clinical trials and obtaining regulatory approvals and experience in the manufacturing, marketing and distribution of products than we do. Our competitive position is based upon our ability to:

  . create and maintain scientifically-advanced technology and proprietary products and processes;

  . attract and retain qualified personnel;

  . obtain patent or other protection for our products and processes;

  . obtain required government approvals on a timely basis;

  . manufacture products on a cost-effective basis; and

  . successfully market products.

If we are not successful in meeting these goals, our business could be hurt. Our competitors may succeed in developing technologies, products or procedures that are more effective than any that we are developing or that would render our technology and products obsolete, noncompetitive or uneconomical. One of our competitors, Advanced Tissue Sciences, received FDA approval in October 2001 for a tissue-engineered, living dermal substitute for the treatment of chronic diabetic foot ulcers. This product directly competes with Apligraf.

We may not successfully develop and market our products and products under development and, if we do not, we will not achieve profitability.

   Our products are subject to the risks of failure inherent in the development of innovative health care technologies and the marketing of medical products based on these technologies. These risks include the possibility that:

  . our products will be found to be unsafe, ineffective or cause adverse reactions or will otherwise fail to meet or maintain applicable regulatory standards or receive necessary regulatory clearances;

  . third parties will market superior or equivalent products or that our products will not gain broad acceptance by the medical community;

  . our products will be difficult or uneconomical to manufacture and market on a large scale;

  . our products will fail to achieve or be delayed in achieving acceptable insurance or other third-party reimbursement; or

  . proprietary rights of third parties will preclude us from marketing our products.

   Our business results will be hurt if we are unable to demonstrate to the medical community the efficacy, relative safety and cost-effectiveness of treating patients with our products or if our products are not accepted as alternatives to other existing or new therapies. Any future negative events or unfavorable publicity involving the use of our products could also adversely affect the acceptance of our products.

Our ability to develop, manufacture and market our products depends upon our compliance with government regulations and obtaining governmental approvals to market our products.

   Our present and proposed products are subject to extensive and rigorous regulation by governmental authorities in the United States and other countries. To clinically test, produce and market medical products for human use, we must satisfy requirements established by the FDA and comparable foreign regulatory agencies. Typically, those rules require that products be approved by the government agency as safe and effective for their intended use prior to being marketed. The approval process is expensive, time consuming and subject to unanticipated delays. Our product candidates may not be approved. For example, although Apligraf is regulated as a medical device in the United States, the European Union regulates Apligraf as a drug, which may subject the product to a more extensive regulatory approval process than that in effect for medical devices. Novartis filed an application for regulatory approval for Apligraf with the European Medical Evaluation Agency, or EMEA, in April 2001. With our concurrence, Novartis withdrew that application for regulatory approval for Apligraf in November 2001 to give us time to complete the portion of our manufacturing facility that would be used to produce Apligraf for sale in Europe and to meet other European regulatory requirements. Novartis has agreed with us to use commercially reasonable efforts to resubmit its application for regulatory approval as soon as reasonably practical but we cannot be certain when this will occur, if at all. There can be no assurance that we will obtain EMEA approval for Apligraf on a timely basis, if at all. The FDA and comparable foreign regulatory agencies may withdraw our product approvals for failure to comply with regulatory standards for unforeseen problems with the products.

   We must test our products to determine their safety and efficacy before a submission may be filed with the FDA to obtain authorization to market regulated products. In addition, the FDA imposes various requirements on manufacturers and sellers of products under its jurisdiction, such as adherence to labeling, good manufacturing practices, record keeping and reporting requirements. Numerous regulations also govern the storage and marketing of our products. The FDA and foreign regulatory authorities have limited experience with our technology and products. As a result, our products are susceptible to requests for clinical modifications or additional supportive data, or changes in regulatory policy, which could substantially extend the test period for our products resulting in delays or rejections. Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or foreign authorities for a product or clinical indication. The FDA also may require post-marketing testing and surveillance programs for an approved product. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory approvals or could negatively affect the marketing of our existing products. We would not be able to commercialize our products as planned and our operating results would be hurt if:

  . the regulatory agencies find our testing protocols to be inadequate;

  . the appropriate authorizations are not granted on a timely basis, or at all;

  . the process to obtain authorization takes longer than expected or we have insufficient funds to pursue those approvals;

  . we lose previously-received authorizations; or

  . we do not comply with regulatory requirements.

   We are the sole-source manufacturer of Apligraf and have contracted with a third party to manufacture our FortaFlex line of products. We are required to maintain our manufacturing facility in compliance with the FDA's good manufacturing practices/quality systems regulations. Manufacturing facilities are usually subject to an FDA inspection before a new product is approved and are subject to continual review and periodic inspection. The discovery of previously unknown problems with our or our contract manufacturers' manufacturing processes could result in restrictions on the applicable product or withdrawal of the product from the market. Foreign regulatory agencies can also impose manufacturing controls and inspections. We may not be able to maintain the necessary regulatory approvals for our manufacturing operations or manufacture our products in a cost-effective manner. If we are unable to manufacture potential products independently or obtain or retain third party manufacturing on commercially acceptable terms, our submission of products for final regulatory approval and initiation of marketing would be delayed. This, in turn, may prevent us from commercializing product candidates as planned, on a timely basis or on a profitable basis.

   Medical and biopharmaceutical research and development involves the controlled use of hazardous materials, such as radioactive compounds and chemical solvents. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of those materials and waste products. In addition, we handle and dispose of human tissue. Although we believe that our safety procedures for handling these materials are adequate, we could be liable for damages if accidental contamination or injury were to occur. We do not maintain insurance for damages arising from accidental contamination or injury.

Because we have limited independent marketing experience, we may not succeed in marketing our products for which we have not established collaborative relationships and may not realize meaningful revenue from sales of these products.

   We commenced the commercialization of FortaPerm in October 2001 and of FortaGen in January 2002. We expect to commence the commercialization of PuraPly in the first quarter of 2002. Prior to commencement of marketing and sales activities for our FortaFlex line of products, we had no experience in commercializing our products independently. Due to our inexperience in commercializing our own products, we may not be successful in selling these or other products directly to doctors and hospitals without the assistance of a strategic partner. These commercialization efforts will require investments for marketing and sales infrastructure and will require us to incur additional operating expenses on an ongoing basis. If we are not successful in these commercializing efforts, we will not realize meaningful product revenues and our financial condition will be harmed.

Because we rely heavily upon patents and proprietary technology that we own and that we license from others, if third parties violate our intellectual property rights or those intellectual property rights that we license from others, we may not be able to compete in the market.

   We rely upon our portfolio of patents, patent applications and licenses to patents and patent applications relating to living tissue products, organ assist treatments and other aspects of tissue engineering. We currently have rights in 18 patents issued in the United States, 10 patents issued in Europe and 7 patents issued in Japan. As part of our continuing interest in protecting our intellectual property rights, we have filed and are prosecuting 17 other patent applications in the United States. We license some of our technologies under an exclusive patent license agreement with the Massachusetts Institute of Technology. The agreement with MIT covers U.S. patents and corresponding patents in Europe and Japan. We license one of the key U.S. patents directed to our lead product Apligraf under the MIT agreement. This patent expires in 2006 and the other key U.S. patent underlying the Apligraf technology, which we own, expires in 2013. Pursuant to the MIT agreement, MIT granted us an exclusive, worldwide license to make, use and sell the products covered by its patents and to practice the procedures covered by its patents. Additionally, we have purchased intellectual property related to our liver assist device program from Baxter Healthcare Corporation. This intellectual property includes two issued U.S. patents and one pending U.S. patent, as well as corresponding international patents.

   We aggressively patent and protect our proprietary technologies. However, additional patents may not be issued to us from our domestic or foreign patent applications. Third parties may challenge, invalidate or design around our patents. Third parties may infringe or independently develop either the same or similar technology as that covered by our patents or those patents licensed to us. Similarly, our patents may not provide us with meaningful protection from competitors and, as a result, our competitors could compete more directly with us.

   In addition to our patent portfolio, we rely upon unpatented proprietary technology, know-how and trade secrets and seek to protect them through confidentiality agreements with employees, consultants and advisors. We request that any corporate sponsor with which we enter into a collaborative agreement do so as well. If these confidentiality agreements are breached, we may not have adequate remedies for the breach. In addition, third parties may independently develop or otherwise acquire substantially the same proprietary technology as our technology and trade secrets.

   We have relationships with a number of academic consultants who are not employed by us. Accordingly, we have limited control over their activities and can expect only limited amounts of their time to be dedicated to our activities. These persons may have consulting, employment or advisory arrangements with other entities that may conflict with or compete with their obligations to us. Our consultants typically sign agreements that provide for confidentiality of our proprietary information and results of studies. However, in connection with every relationship, we may not be able to maintain the confidentiality of our technology. The dissemination of our technology could hurt our competitive position and results of operations. To the extent that our scientific consultants independently develop inventions or processes that may be applicable to our proposed products, disputes may arise as to the ownership of the proprietary rights to that information. We may not prevail in these disputes.

   Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. If we are unsuccessful in protecting our intellectual property rights, sales of our products would suffer and our ability to generate revenues could be severely impacted.

Claims by third parties that our patents are invalid or that our products or production methods infringe their rights could prevent us from selling our products or subject us to substantial costs and liabilities.

   Third parties may claim that our products or production methods infringe upon their intellectual property rights. This risk is exacerbated by the fact that the validity and breadth of medical technology patents involve complex legal and factual questions for which important legal principles remain unresolved. While we are not currently aware of any pending or threatened claim of infringement, our competitors or other third parties may assert in the future that our products or the methods we employ are covered by their patents. For example, we are aware of issued patents in the markets we currently serve and propose to serve that are held by third parties. We do not license or have other rights to these patents. We believe that the manufacture, use or sale of Apligraf does not and would not infringe any valid patents of these third parties and that other defenses would be available to us if a third party brought a claim relating to these patents against us. As we do not license or have other rights to these patents, if we were forced to defend infringement litigation, a court might disagree with our view and we might not be able to establish invalidity or non-infringement. In particular, establishing invalidity requires clear and convincing evidence sufficient to overcome the presumption of validity that issued patents enjoy by law.

   In addition, because patent applications can take many years to issue, there may be currently pending applications of which we are unaware, that may later result in issued patents which our products may infringe. There could also be existing patents of which we are not aware that our products may infringe.

   If an infringement lawsuit were to be asserted against us and we lost, a court could require us to pay substantial monetary damages. Moreover, a court could prevent us from selling the infringing product unless we obtained a license to use the technology covered by the patents or redesigned our product to avoid infringement. A license may not be available at all or on terms acceptable to us, or we may not be able to redesign a product to avoid infringement. Modification of a product or development of a new product could require us to conduct additional clinical trials and to revise our filings with health regulatory agencies, which could be time-consuming and expensive. We would be materially harmed if we were unable to successfully defend infringement litigation, were unable to obtain any required license or sublicense to a patent that we were held to infringe or were unable to design around the asserted patent.

If we are unable to obtain adequate sources of supply of the raw materials, components and specialized equipment needed to manufacture Apligraf, our ability to continue generating revenue from sales of Apligraf will be impaired.

   We obtain the raw materials, components and specialized equipment used to manufacture Apligraf from numerous suppliers. Three components are currently obtained from sole-source suppliers. We maintain an inventory of the necessary raw materials, components and specialized equipment that we believe is sufficient to avoid a disruption in the production of Apligraf in the event of the temporary unavailability of these raw materials, components and specialized equipment. Because the FDA approval process requires manufacturers to specify their proposed materials of some components in their applications, FDA approval of a new material would be required if a currently approved material became unavailable from a supplier. If one or more of our suppliers ceased production of the necessary raw materials, components and specialized equipment of Apligraf, however, we would need time to qualify replacement suppliers and the manufacture of Apligraf could be disrupted.

   The components used to manufacture Apligraf that we obtain from sole-source suppliers are (1) insulin, a growth hormone, (2) media, a liquid used to provide nutrients to Apligraf as the cells grow, and (3) transferrin, a plasma protein. If our supply of any one of these components were interrupted, we would be unable to manufacture Apligraf. We believe that it could take up to one year to qualify another supplier. We are currently attempting to qualify alternative suppliers. To date, we have not experienced difficulty in obtaining any of the components necessary to manufacture Apligraf. We believe that a number of alternate suppliers could provide the raw materials and components used to manufacture Apligraf.

   The thermo-formed tray assembly that we use in the manufacturing process of Apligraf is a specialized piece of equipment that is available to us under a supply arrangement with only one manufacturing source. If we are unable to obtain adequate supplies of thermo-formed tray assemblies to meet future Apligraf manufacturing needs or if we cannot obtain those assemblies on a cost-effective basis, our operations would be hurt.

   We also use collagen, a protein obtained from animal source tissue, as another significant material required to produce our products. We have developed a proprietary method of procuring our own collagen that we believe is superior in quality and strength to collagen available from commercial sources. We may not be able to obtain adequate supplies of animal source tissue, or to obtain this tissue from animal herds that we believe do not involve pathogen contamination risks, to meet our future needs or on a cost-effective basis.

   Interruptions in our supply of raw materials, components and specialized equipment may occur in the future or we may have to obtain alternative vendors for these items. Any significant supply interruption could adversely affect the production of Apligraf or other products and delay our product development or clinical trial programs. These delays would have an adverse effect on our revenues.

We depend on our key personnel to manage our business and maintain our competitive position.

   We are highly dependent upon the principal members of our management team, especially our chief executive officer, Michael L. Sabolinski, M.D. We are currently negotiating an employment agreement with Dr. Sabolinski. We do not have employment agreements with other key personnel. Furthermore, we do not maintain key-man life insurance for our key personnel. The loss of the services of any of our key personnel could adversely affect our ability to develop and market our products, to obtain necessary regulatory approvals, to achieve our business objectives, to raise additional funds and to attract strategic and collaborative partners. We have commenced a search for a Chairman of the Board.

   Because of the specialized nature of our business, our success will depend upon our ability to attract and retain highly qualified personnel. The competition for experienced personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions is intense. If we are unable to continue to attract and retain highly qualified personnel, our competitive position could be hurt.

We may incur material losses and costs as a result of product liability claims that may be brought against us and our insurance may not be sufficient to cover damages.

   Our business exposes us to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of medical products. The use of our products and product candidates, whether for clinical trials or commercial sale, may expose us to product liability claims or product recall and possible adverse publicity. These claims could be based on, among other things, the presence of any impurity or pathogen in any of our products. Our products are derived from human and animal products, must be handled numerous times during the production process and, in the case of our living cell products, cannot be manufactured subject to final sterilization, all of which increase the risk that an impurity or pathogen could be present. Although we have product liability insurance coverage, the level or breadth of our coverage may not be adequate to fully cover potential liability claims. In addition, we may not be able to obtain additional product liability coverage in the future at an acceptable cost. A successful claim or series of claims brought against us in excess of our insurance coverage and the effect of product liability litigation upon the reputation and marketability of our technology and products, could harm our business.

Our business is subject to the uncertainty of third-party reimbursement and health care reform measures which may limit market acceptance.

   In both domestic and foreign markets, our ability to commercialize our products and product candidates depends, in part, upon the availability of reimbursement from third-party payors, such as government health administration authorities, private health insurers and other organizations. Third-party payors increasingly challenge the price and cost-effectiveness of medical products. If our products are not considered cost-effective, third-party payors may limit reimbursement. Government and other third-party payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. Use of Apligraf for indications other than those approved by the FDA remain subject to uncertainties regarding third-party reimbursement. If government and third party payors do not provide adequate coverage and reimbursement levels for uses of Apligraf or any of our other products, the market acceptance of those products would be limited.

   There have been a number of federal and state proposals during the last few years to subject the pricing of pharmaceuticals to government control and to make other changes to the U.S. health care system. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for health care goods and services may take in response to any health care reform proposals or legislation. We cannot predict the effect that health care reforms may have on our business.

We may face interruptions in the production and shipping of our products due to delays or stoppages in transportation, mail or related services.

   Because our products contain living tissue and can only be stored for limited periods of time, our customers typically purchase our products on an as-needed basis and we must ship our products using overnight carriers. Delays or stoppages in transportation, mail or other related services within the United States and throughout the world may prevent us from shipping our products to our customers resulting in lost sales. The inability to ship our products also results in the loss of inventory as the production of a batch of Apligraf cannot be stopped and restarted. The inability to ship our products and the resulting expense of lost inventory could have a material adverse effect on our business, results of operations and financial condition.

                         Risks Related to This Offering

Our stock price has been volatile, which may make it more difficult for you to realize a gain on your investment in our stock.

   The biotechnology sector is vulnerable to abrupt changes in investor sentiment. Stock prices of companies in the biotechnology industry, including us, can swing dramatically, with little relationship to operating performance. Our stock price may be affected by a number of factors including, but not limited to:

  . clinical trial results, regulatory decisions and other product development events;

  . the outcome of litigation;

  . decisions relating to intellectual property rights;

  . the entrance of competitive products into our market;

  . changes in reimbursement policies or other practices related to the pharmaceutical industry;

  . other industry and market changes or trends;

  . the timing of approval and commercialization of our products;

  . the results of research or scientific discoveries by us or others;

  . new technological innovations;

  . developments concerning technology rights; or

  . public perception regarding the safety and efficacy of our products.

   During the period from February 7, 1999 to February 7, 2002, the closing price of our common stock, adjusted for stock splits, has ranged from $1.51 to $19.50 per share. These fluctuations can occur due to events outside of our control, regulatory actions such as government approval of products or reimbursements and general market conditions affecting the biotechnology sector or the stock market generally. Fluctuations in our financial performance from period to period, the issuance of analysts' reports and general industry and market conditions also may have a significant impact on the market price of our common stock.

If we cannot meet the American Stock Exchange maintenance rules and requirements for continued listing, the American Stock Exchange may delist our common stock, which would negatively impact the price of our common stock and your ability to sell our common stock.

   Our common stock is listed on the American Stock Exchange, or AMEX. The AMEX rules provide that the AMEX may consider delisting when a company has, among other things, (a) sustained losses in two of its three most recent fiscal years and has a stockholders' equity of less than $2 million or (b) sustained losses from continuing operations and/or net losses in each of its five most recent fiscal years. We currently do not satisfy these criteria. In December 2001, the AMEX agreed to continue our listing pending a review of our progress in meeting these criteria as reflected in our Form 10-K for 2001. We agreed to raise additional funds in the first quarter of 2002 and to report to the AMEX by April 15, 2002 regarding our progress in raising capital and meeting projected operating results. We believe that the proceeds from our proposed sale of $15 million of equity securities, together with the conversion of our 7% convertible promissory notes issued in 1999 and our 7% convertible promissory note issued to Novartis in 2001, would allow us to meet the stockholders' equity criterion. The consent of the holders of these notes is required to effect conversion of these notes, and the consent of the holders of the 1999 notes may require the conversion price applicable to those notes (currently $14.50) to be modified, which modification would require Novartis' consent. If we are unable to obtain such consents, we will need to raise more than $15 million in additional capital to meet the stockholders' equity criterion.

   We cannot provide any assurance that our common stock will remain listed on the AMEX or that we will not be delisted if we fail to meet these listing criteria. In the event our common stock is delisted from the AMEX, you would find it more difficult to trade in our common stock and may find it more difficult to obtain accurate, current information concerning market prices for our common stock. In addition, we would find it more difficult to raise equity financing if our common stock is delisted.

If we default on our obligations under the convertible subordinated promissory note that we issued to Novartis, we may be required to repay to Novartis the full principal amount of the note, together with interest, and we may incur additional financial obligations to Novartis.

   Under the terms of the convertible subordinated promissory note that we issued to Novartis as of September 28, 2001, Novartis may declare the full principal amount of the note, together with all accrued but unpaid interest on the note and other amounts that we owe to Novartis on the date of acceleration, to be immediately due and payable in cash upon the occurrence of an event of default. As of February 7, 2002, there was $10 million in principal amount outstanding under the note, which is due on March 29, 2004. Interest on the note accrues at 7% annually and is payable on September 30 and March 31 of each year. Although we are entitled to deliver shares of our common stock in satisfaction of the note at any time after March 31, 2002, we must satisfy a number of conditions, some of which cannot be satisfied without a waiver from Novartis. Any one of the following events will constitute an event of default under the note:

  . our default in the timely payment to Novartis of the principal amount of, interest on or liquidated damages in respect of the note;

  . any representation or warranty that we made to Novartis proves to have been incorrect when we made it under the note or the agreement under which the note was issued;

  . our failure to observe or perform any covenant or agreement under, or our breach of, the note or the agreement under which the note was issued which is not remedied by us within 30 days of notice thereof;

  . any bankruptcy, insolvency or reorganization proceedings involving us or any of our subsidiaries; or

  . the delisting or suspension of our common stock from trading on the AMEX without being relisted for a period of 30 trading days.

   If we default on our obligations under the terms of the note and are required to repay to Novartis all or a large portion of the amounts owed under the note, our financial condition and results of operations would be significantly adversely affected.

Our anti-takeover provisions may deter potential acquirors and may depress our stock price.

   We, as a Delaware corporation, are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder.

As a result of the application of Section 203 and provisions in our restated certificate of incorporation, as amended, and by-laws, potential acquirors may be discouraged from attempting to acquire us, thereby possibly depriving our stockholders of acquisition opportunities to sell or otherwise dispose of our stock at above market prices typical of these acquisitions.

   We have also adopted a shareholder rights plan, which gives holders of our common stock the right to purchase shares of our Series B Junior Participating Preferred Stock if a potential acquiror purchases 15% or more of our outstanding common stock or plans to make a tender offer to purchase 30% or more of our outstanding common stock. The existence of this plan may make it more difficult for a third party to acquire control of us.

   We are authorized to issue up to 1,000,000 shares of preferred stock, $1.00 par value per share, and to determine the price, privileges and other terms of these shares. The issuance of any preferred stock with superior rights to our common stock could reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of us by present owners and management and preventing the holders of our common stock from realizing a premium on their shares.

The value of your securities may decrease if other security holders exercise their options and warrants or if their debt is converted.

   At December 31, 2001, 37,074,900 shares of our common stock were outstanding, which excludes 250,000 treasury shares. We have reserved an additional 11,164,467 shares of our common stock for issuance under our employee stock purchase plan and upon the exercise of outstanding stock options and warrants, the exercise of stock options available for grant under our option plans and the conversion of issued convertible notes. We plan to grant additional options in the future. If any of these securities are exercised or converted, investors may experience dilution in the market value and earnings per share of the common stock into which these securities are convertible.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

   This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we will actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares (other than the reasonable fees and expenses of special counsel to Novartis). We will bear all other costs, fees and expenses incurred in effecting the registration of the shares of our common stock covered by this prospectus, including, without limitation, all registration and filing fees, American Stock Exchange additional listing fees, the fees and expenses of our legal counsel and accountants, and the reasonable fees and expenses of special counsel to Novartis.

   A portion of the shares covered by this prospectus are, prior to their resale pursuant to this prospectus, issuable upon the exercise of warrants to purchase common stock. Upon any exercise of the warrants, we will receive the exercise price of the warrants, which is $8.55 per share or approximately $530,177 in the aggregate. To the extent that we receive any proceeds upon the exercise of the warrants, we expect to use those proceeds for general corporate purposes.

                              SELLING STOCKHOLDERS

   The shares of our common stock offered by this prospectus were issued or are issuable to the selling stockholders in connection with the transactions described below.

   On February 23, 2001, we entered into a Securities Purchase Agreement with Novartis Pharma AG, a corporation organized under the laws of Switzerland. Under the terms of the Securities Purchase Agreement, we agreed to issue and sell to Novartis, and Novartis agreed to purchase from us, up to an aggregate amount of $20 million of our securities following our exercise of a first and second put option granted to us by Novartis. We recently received $10 million from Novartis in connection with our exercise of our first put option under the Securities Purchase Agreement. We issued to Novartis, in a private transaction, a 7% convertible subordinated promissory note in the aggregate principal amount of $10 million with a maturity date of March 29, 2004, which note is convertible into 2,227,171 shares of our common stock at an adjusted conversion price of $4.49 per share (subject to further adjustment). In connection with the Securities Purchase Agreement, we also entered into a Registration Rights Agreement, dated as of September 28, 2001, with Novartis. Pursuant to the terms of the Registration Rights Agreement, we filed a registration statement, of which this prospectus constitutes a part, to permit Novartis to resell to the public the shares of our common stock issuable to Novartis upon conversion of the note.

   On September 5, 2001, we entered into a term sheet with two of our directors and one additional investor. Under the terms of the term sheet, we agreed to issue and sell to these individuals, and these individuals agreed to purchase from us, in a private transaction, an aggregate of 503,876 shares of our common stock at a purchase price of $6.45 per share and warrants to purchase 62,009 shares of our common stock. The warrants are exercisable for a period of three years at a purchase price of $8.55 per share. In connection with the term sheet, we also entered into a Registration Rights Agreement, dated as of August 28, 2001, with these individuals. Pursuant to the terms of the Registration Rights Agreement, we filed a registration statement, of which this prospectus constitutes a part, to permit these individuals to resell to the public the shares of our common stock purchased pursuant to the term sheet and issuable upon the exercise of the warrants.

   The following table identifies each of the selling stockholders and, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of January 17, 2002. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholders have the right to acquire beneficial ownership within sixty (60) days after January 17, 2002 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, all selling stockholders named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the selling stockholders named below.

                               Shares Owned and               Shares Owned and
                             Ownership Percentage           Ownership Percentage
Selling Stockholder          Prior to Offering(1)  Shares    After Offering(2)
-------------------          --------------------   Being   --------------------
                              Number   Percentage  Offered   Number   Percentage
                             --------- ---------- --------- --------- ----------
Novartis Pharma AG(3)....... 2,884,671    7.3%    2,227,171   657,500    1.7%
Alan Ades(4)................ 1,731,881    4.7%      174,119 1,557,762    4.0%
Bernard Marden(5)........... 1,067,370    2.9%      108,824   958,546    2.4%
Glenn Nussdorf(6)...........   321,442      *       282,942    38,500      *

--------
*  Less than 1%.

(1) Percentages prior to the offering are based on 37,074,900 shares of common stock that were issued and outstanding as of January 17, 2002 which number does not include the 2,227,171 shares of common stock issuable to Novartis upon the conversion of the convertible subordinated promissory note issued to Novartis, the 19,080 shares, 11,925 shares and 31,004 shares of common stock issuable to Alan Ades, Bernard Marden and Glenn Nussdorf, respectively, upon the exercise of the common stock purchase warrants issued to those individuals or the 17,166 shares and 13,000 shares of common stock issuable to Bernard Marden and Glenn Nussdorf, respectively, upon the exercise of stock options held by those individuals.

(2) We do not know when or in what amounts each selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares of common stock pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the shares of common stock, we cannot estimate the number of shares of common stock that each selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

(3) The number of shares of common stock owned prior to the offering consists of 657,500 shares of common stock held directly by Novartis and 2,227,171 shares of common stock issuable to Novartis upon the conversion of the note, which is convertible within 60 days of January 17, 2002.

(4) The number of shares of common stock owned prior to the offering consists of 1,654,695 shares of common stock held directly by Mr. Ades, 24,156 shares of common stock held in Mr. Ades' individual retirement account, 1,000 shares of common stock held by Mr. Ades' wife, 5,250 shares of common stock held in Mr. Ades' wife's IRA, 27,700 shares of common stock held by Mr. Ades' daughter and 19,080 shares of common stock issuable to Mr. Ades upon the exercise of a common stock purchase warrant that is exercisable within 60 days of January 17, 2002.

(5) The number of shares of common stock owned prior to the offering consists of 947,215 shares of common stock held directly by Mr. Marden, 91,064 shares of common stock held by Mr. Marden's children, 17,166 shares of common stock issuable to Mr. Marden upon the exercise of stock options that are exercisable within 60 days of January 17, 2002 and 11,925 shares of common stock issuable to Mr. Marden upon the exercise of a common stock purchase warrant that is exercisable within 60 days of January 17, 2002.

(6) The number of shares of common stock owned prior to the offering consists of 277,438 shares of common stock held directly by Mr. Nussdorf, 13,000 shares of common stock issuable to Mr. Nussdorf upon the exercise of stock options that are exercisable within 60 days of January 17, 2002 and 31,004 shares of common stock issuable to Mr. Nussdorf upon the exercise of a common stock purchase warrant that is exercisable within 60 days of January 17, 2002.

Material relationships between the selling stockholders and Organogenesis and its affiliates

   Except as set forth below, none of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

   In January 1996, we entered into a license and supply agreement with Novartis Pharma AG granting Novartis exclusive global marketing rights to Apligraf. Under the license and supply agreement and related agreements, we have received equity investments, non-refundable research, development and milestone support payments, product payments and other payments. During February 2001, we amended our license and supply agreement with Novartis, effective January 2, 2001. The amendment to the license and supply agreement grants Novartis the right to purchase an exclusive option to negotiate terms to license our product candidate Vitrix, for which we have initiated a clinical trial in deep diabetic foot ulcers, and a second living dermal replacement product candidate currently in research. The amendment to the license and supply agreement also provides us with significantly higher payments for units of Apligraf. The amendment to the license and supply agreement further provides for funding support from Novartis to upgrade our manufacturing facility and for the facility investment needed for approval and sale of Apligraf in the European Union, funding support for Apligraf clinical development activities and development funding support for each living dermal replacement product for which Novartis purchases an option to commence licensing negotiations. We supply Novartis's global requirements for Apligraf and receive a product payment based on net product sales. We also entered into a securities purchase agreement dated as of February 23, 2001 with Novartis. The securities purchase agreement grants us the right for three years to sell to Novartis, at our discretion and subject to the terms of that agreement, up to $20 million in securities, of which we have already sold $10 million in the form of a convertible subordinated promissory note.

   Two of the selling stockholders identified in this prospectus are currently members of our board of directors. Bernard Marden was elected as a member of our board of directors in 1999 and currently serves on the executive committee and nominating committee of our board of directors. As of March 31, 1999, Mr. Marden purchased from us $1,500,000 in 7%, five-year convertible debentures, which are convertible at a fixed price of $14.50 per share and mature on March 29, 2004. Glenn Nussdorf was elected as a member of our board of directors in 2000 and currently serves on the nominating committee of our board of directors.

   Alan Ades, one of the selling stockholders identified in this prospectus, and Albert Erani, a member of our board of directors, are associates in several business ventures that are unrelated to us.

                              PLAN OF DISTRIBUTION

   The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. For purposes of the following description, the term "selling stockholders" includes pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  . distributions by one or more underwriters on a firm commitment or best efforts basis;

  . purchases by a broker-dealer as principal and resale by that broker-dealer for its own account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . crosses in which the same broker acts as an agent on both sides of the trade;

  . an exchange distribution in accordance with the rules of the applicable exchange;

  . in privately negotiated transactions;

  . in transactions other than on exchanges or services;

  . in connection with transactions to cover short sales;

  . by pledge or by grant of a security interest in the shares to secure debts and other obligations;

  . through the writing of options, whether the options are listed on an option exchange or otherwise;

  . in connection with the writing of non-traded and exchange-traded call options or put options, in hedge transactions and in settlement of other transactions in standardized over-the-counter options;

  . through the distribution of the shares by any selling stockholder to its partners, members or stockholders; and

  . any other method permitted pursuant to applicable law.

   In addition, the selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than pursuant to this prospectus. To the extent any selling stockholders are our affiliates at the time sales are made under this prospectus, those sales must be made pursuant to Rule 144.

   To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short and re-deliver the shares to close out those short positions. The selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect those transactions). The selling stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, that broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction). In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

   In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with those sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

   In order to comply with the securities laws of some states, if applicable, the shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

   At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, the proposed selling price to the public and other factors material to the transaction.

   We have agreed with Novartis to keep the registration statement of which this prospectus constitutes a part effective until the earlier of the sale of all of the shares registered pursuant to the registration statement, or the date in the opinion of our counsel (in form and substance reasonably satisfactory to Novartis) that all shares included in the registration statement are eligible for resale pursuant to Rule 144(k) of the Securities Act.

   We have agreed with Alan Ades, Bernard Marden and Glenn Nussdorf to keep the registration statement of which this prospectus constitutes a part effective until the later of the date which is one year after the date that the registration statement is declared effective by the SEC, or the date as all of the shares covered by this prospectus have been sold or may be sold without volume restrictions pursuant to Rule 144(k), as determined by our counsel pursuant to a written opinion letter addressed to our transfer agent.

   We have agreed to indemnify each selling stockholder against liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to Organogenesis's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, our stock is listed for trading on the American Stock Exchange. You can read and copy reports and other information concerning us at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006-1881.

   This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933. The registration statement contains more information than this prospectus regarding us and our common stock, including exhibits and schedules. You should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

  . inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's Public Reference Room; or

  . obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

                   INCORPORATION OF INFORMATION BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  (a) Our annual report on Form 10-K for the fiscal year ended December 31, 2000, as amended on Form 10-K/A;

  (b) Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

  (c) Our current report on Form 8-K filed with the SEC on March 8, 2001, as amended on Form 8-K/A filed with the SEC on April 24, 2001, and our current reports on Form 8-K filed with the SEC on May 10, 2001, May 16, 2001, October 17, 2001, January 4, 2002, January 30, 2002 and February 6, 2002; and

  (d) The description of our common stock which is contained in our registration statement on Form 8-A filed with the SEC on December 15, 1986 under the Exchange Act, including any amendment or reports filed for the purpose of updating this description.

   You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Communications Department at the following address:
Organogenesis Inc., 150 Dan Road, Canton, Massachusetts 02021, (781) 575-0775.

   You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted.